HDIC Cooperates with SMIC for Successful Debut of High Definition TV Transmission Chips during Beijing Olympic Games

Shanghai [2008-10-14]

Shanghai, China Oct. 14, 2008 Semiconductor Manufacturing International Corporation (SMIC — NYSE: SMI; SEHK: 0981.HK), one of the leading semiconductor foundries in the world, and Shanghai High-Definition IC Co., Ltd. ( HDIC ), a leading fabless semiconductor company and developer of China’s terrestrial digital TV transmission standard(GB20600-2006), recently cooperated on SMIC’s 0.13um process to manufacture demodulator chips based on China’s terrestrial digital TV standard. HDIC’s high-definition series of chips, HD2812 and HD2910, were widely used by major TV set-top box manufacturers during the 2008 Olympic Games. The set-top boxes using HDIC’s chips not only performed well, satisfying viewers with crisp, high-definition images of Olympic events, but also allowed Chinese audiences in remote regions to participate in the Olympic experience, through an HDIC program.

The chips, currently in mass production, are products of a cooperative effort between HDIC and SMIC. HDIC provided the system design and ASIC design and SMIC contributed IPs and foundry services. The result was a successful debut at the Olympics, allowing many cities to receive high-definition digital television broadcasts, and a partnership that is positioned to offer a complete, tested chip solution for set-top box and digital TV manufacturers seeking to increase their share of the Chinese market. Presently, a number of foreign and Chinese brands have incorporated HDIC’s chips into their TVs, including Toshiba, Samsung, LG, SONY, Panasonic, Hisense, Skyworth, and Konka, among others. XinDalu, Ningbo HongYang, and Jiangsu Galaxy have also launched high-definition digital TV receiver set-top boxes. Before the Games, HDIC cooperated closely with China’s broadcasting operators to promote and develop a single-carrier-based technology, a program dubbed the Shenzhou Jia Jia Tong, so that audiences from more remote locations could watch Olympic competitions for the first time.

The HD2812 and HD2910 demodulator chips are fully compatible with China’s terrestrial digital TV transmission standard, GB20600-2006, and can be used in set-top boxes, integrated digital TVs, mobile and portable terrestrial digital signal receivers, and other fields. The chips are designed for single-carrier and multi-carrier mobile digital terrestrial reception of high definition, standard definition and other multimedia-based services, and support both fixed and high-speed mobile reception under a range of conditions. The HD2812 has complete single-carrier signal channel demodulation functions, integrated AD and PLL, supports analog intermediate frequency input, effectively reducing cost. The HD2910 has excellent and comprehensive terrestrial demodulation function. It supports both fixed and high-speed mobile reception under all kinds of complicated conditions. It has a powerful ability of carrier recovery, its equalizer can deal with strong echoes, and it has excellent function of inhibiting co-channel and adjacent channels interference. At the same time, the HD2910 also features a high level of integration, with an integrated AD sampling and PLL, further reducing board-level BOM cost.

Pingjian Xia, vice president of Shanghai HDIC, said, “Thanks to SMIC’s great support, the chips can be successfully applied on China’s terrestrial digital TV transmission. HDIC is the core research and development enterprise of China’s GB20600-2006 high-definition terrestrial digital TV transmission standard, and made full use of their independent single-carrier modulation technique to successfully promote high-definition television in the eight cities of the Olympic Games and the development the “Shenzhou Jia Jia Tong” business of rural and remote areas. With the support from SMIC, we are fully committed to radio and television industries to meet China’s growing television audience and cultural life needs. “

“We’d like to give our congratulations to HDIC for its successful application of single-carrier technology in Olympic high-definition broadcasting and reception,” said SMIC Asia-Pacific marketing vice president John Peng. “The production of HD2812 and HD2910 is the happy result of close collaboration between HDIC and SMIC, and SMIC is very honored to have the opportunity to participate in digital TV GB chip projects. We will, as always, strive to support China’s independent innovation and the achievement of national standards.”

About SMIC
Semiconductor Manufacturing International Corporation (SMIC; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35 micron to 65 nanometer and finer line technologies. Headquartered in Shanghai, China, SMIC has a 300-millimeter wafer fabrication facility (fab) and three 200 mm wafer fabs in its Shanghai mega-fab, two 300 mm wafer fabs in its Beijing mega-fab, a 200 mm wafer fab in Tianjin, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200 mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300 mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit www.smics.com

About HDIC
Shanghai high-definition Limited (“HDIC”), headquartered in Shanghai, China, is the core research and development enterprises of China’s terrestrial digital TV transmission standard (GB20600-2006) and committed to terrestrial digital television, high-definition digital TV, and other special IP core, the core chip and software and hardware product development and sales, domestic the most important areas of the terrestrial digital, high-definition digital television in China. HDIC has a strong high-definition technology development strength and research forces, is the earliest in the digital TV core technology research and development, the company have been involved in research and development China’s first and second generations high-definition television system. In more than 10 years of digital television technology research and development process, HDIC always insist on the idea of “technology patents, patent standardization, industrialization of the standard”, developed a set of leading international ADTB-T terrestrial digital television transmission system technology. Base on the ADTB-T technology, integrated a number of research units and technological achievements, the Chinese terrestrial digital TV transmission standard formally promulgated in August 2006 and formally implemented in August 2007. As of August 2008, eight Olympic Games cities including Beijing, Shanghai and other cities have all been used HDIC’s launch of the single-carrier technology for high-definition terrestrial digital TV broadcasting business. More information please refer to the HDICs website www.hdigroup.net

Press Contacts:

SMIC Shanghai
Peter Lin
Public Relations
TEL: +8621 50802000 ext 12349
Email: Peter_LHH@smics.com